VANTEM GLOBAL, LLC
(A Delaware Corporation)

Financial Statements (Unaudited) and
Independent Accountants' Review Report

December 31, 2018 and 2017

VANTEM GLOBAL, LLC

Years Ended December 31, 2018 and 2017

Table of Contents



INDEPENDENT ACCOUNTANTS' REVIEW REPORT



Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

To Management & Members of Vantem Global, LLC
2407 River Run Rd.
Browns Summit, NC 27214

We have reviewed the accompanying consolidated financial statements of Vantem Global, LLC and its wholly-owned subsidiary Vudater SA (together, the "Company"), which comprise the consolidated balance sheet as of December 31, 2018, and the related consolidated statements of operations and changes in members' equity, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for my (our) conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As disclosed in Note 2 of the consolidated financial statements, the Company has not generated sufficient revenues to date, relies on outside sources to fund operations, and has incurred significant losses. Accordingly, substantial doubt is raised about the Company's ability to continue as a going concern.

Report on 2017 Financial Statements

The financial statements of the Company as of December 31, 2017, were reviewed by other accountants whose report dated December 17, 2018, stated that based on their procedures, they are not aware of any material modifications that should be made to those financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Fruci & Associates II, PLLC

Spokane, WA
April 30, 2019

VANTEM GLOBAL, LLC

CONSOLIDATED BALANCE SHEETS

December 31, 2018 and 2017

(unaudited)

		2018		2017
Assets				
Current assets				
Cash and cash equivalents	$	142,604	$	47,643
Accounts receivable, net		50,246		8,662
Inventory, net		146,270		258,867
Prepaid expenses		560,935		-
Total current assets		900,055		315,172
Property and equipment, net		261,684		301,074
Receivables, noncurrent		33,891		-
Total assets	**$**	**1,195,630**	**$**	**616,246**
Liabilities and members' equity				
Current liabilities				
Accounts payable and accrued expenses	$	291,563	$	223,489
Payables due to related parties		17,356		-
Deferred revenue		22,505		-
Shareholder advances		349,829		125,262
Total current liabilities		681,253		348,751
Notes payable, noncurrent		600,000		-
Total liabilities		1,281,253		348,751
Commitments and contingencies		-		-
Members' equity				
Controlling interest		48,229		336,657
Noncontrolling interest		(133,852)		(69,162)
Total members' equity		(85,623)		267,495
Total liabilities and members' equity	**$**	**1,195,630**	**$**	**616,246**

See accountants' review report and accompanying notes to the financial statements.

2

VANTEM GLOBAL, LLC

CONSOLIDATED STATEMENTS OF OPERATIONS AND CHANGES IN MEMBERS' EQUITY

For the Years Ended December 31, 2018 and 2017

(unaudited)

	2018	2017
Sales, net	$ 731,165	$ 597,617
Cost of goods sold	(691,364)	(686,334)
Gross profit (loss)	39,801	(88,717)
Operating expenses		
General and administrative	109,366	83,244
Payroll and related expenses	95,998	47,932
Depreciation	50,395	50,395
Professional fees	30,671	76,343
Travel	26,618	81,034
Consultants and contractors	25,579	9,215
Insurance	13,340	13,341
Rent	10,708	4,811
Guaranteed payments	-	210,247
Total operating expenses	362,675	576,562
Loss from operations	(322,874)	(665,279)
Other income (expense)		
Interest expense	(30,244)	-
Foreign currency exchange gain	-	12,812
Total other expense	(30,244)	12,812
Net loss	(353,118)	(652,467)
Less: net loss attributable to noncontrolling interest	64,690	72,575
Net loss attributable to controlling interest	(288,428)	(579,892)
Controlling members' equity - beginning of year	336,657	741,549
Capital contributions	-	175,000
Controlling members' equity - end of year	**$ 48,229**	**$ 336,657**
Noncontrolling members' equity - beginning of year	$ (69,162)	$ -
Contributions of noncontrolling interest members	-	3,413
Net loss attributable to noncontrolling interest	(64,690)	(72,575)
Noncontrolling members' equity - end of year	**$ (133,852)**	**$ (69,162)**

See accountants' review report and accompanying notes to the financial statements.

3

VANTEM GLOBAL, LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2018 and 2017

(unaudited)

	2018	2017
Cash flows from operating activities		
Net loss	$ (353,118)	$ (652,467)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation	50,395	50,395
Changes in operating assets and liabilities:		
Receivables	(75,475)	39,879
Inventory	112,597	103,260
Prepaid expenses	(560,935)	14,533
Accounts payable and accrued expenses	68,074	176,475
Payables due to related parties	17,356	-
Deferred revenue	22,505	-
Net cash used by operating activities	(718,601)	(267,925)
Cash flows from investing activities		
Payments for the purchase of property and equipment	(11,005)	(800)
Net cash used by investing activities	(11,005)	(800)
Cash flows from financing activities		
Proceeds from issuance of notes payable	600,000	-
Proceeds from shareholder advances	275,875	125,262
Repayments of shareholder advances	(51,308)	-
Capital contributions	-	175,000
Net cash provided by financing activities	824,567	300,262
Net increase in cash and cash equivalents	94,961	31,537
Cash and cash equivalents, beginning	47,643	16,106
Cash and cash equivalents, ending	$ 142,604	$ 47,643
Supplemental cash flow information:		
Cash paid during the period for:		
Interest	$ -	$ -

See accountants' review report and accompanying notes to the financial statements.

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Vantem Global, LLC ("the Company") is a limited liability company organized November 15, 2010 under the laws of the State of Delaware, and is headquartered in Browns Summit, North Carolina. The Company manufactures, distributes, and installs the Company's proprietary and innovative method ("Vantem's Building System") for rapid construction of high quality commercial, residential, and governmental real estate, including installation and product training.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

The consolidated financial statements include the Company and its 50% owned subsidiary, Vudater SA ("Vantem Uruguay"), organized under the laws of the Country of Uruguay. Vantem Uruguay is engaged in the same construction operations as the Company, focused in the Country of Uruguay. In cases where the Company owns a majority interest in the entity but does not own 100% of the interest in the entity, it recognized a non-controlling interest attributed to the interest controlled by outside third parties. The Company will recognize 100% of the assets and liabilities of the entity, and disclose the non-controlling interest. The statements of operations will consolidate the subsidiary's full operations, and will separately disclose the elimination of the non-controlling interest's allocation of profits and losses.

The Company's functional currency is United States Dollars and financial statement presentation is in United States Dollars. The Subsidiary's functional currency is Uruguayan Peso, and financial statement presentation is in United States Dollars. The Subsidiary's financial statements were translated by applying the December 31, 2018 spot rate to balance sheet accounts, and an average annual exchange rate to revenue and expenses. The translation from the Subsidiary's functional currency to United States Dollars for financial statement presentation resulted in a foreign currency translation gain of $0 for the both years ended December 31, 2018 and 2017.

During the year ended December 31, 2017, the Company recognized foreign exchange gain of $12,812 related to activities conducted in the Country of Brazil. There were not such operations during the year ended December 31, 2018.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and Vantem Uruguay. All significant intercompany accounts and transactions have been eliminated in consolidation.

Reclassifications

Certain reclassifications have been made to the prior years' financial statements to conform to the current year presentation. These reclassifications had no effect on previously reported results of operations, assets, liabilities, or equity.

Revenue Recognition

The Company recognizes revenue only when all of the following criteria have been met:
- Persuasive evidence of an arrangement exists;
- Delivery has occurred or services have been rendered;
- The fee for the arrangement is fixed or determinable; and
- Collectability is reasonably assured.

For sales of materials and panels in which the customer installs the panels themselves, revenue is recognized when the materials and panels are delivered to the customer. For sales of materials and panels in which the Company installs the panels and material for the customer, revenue is recognized on a percentage completion model, based on square meters of wall installed.

During the year ended December 31, 2018, 69% of revenue was from one customer. No such concentrations during the year ended December 31, 2017.

Advertising Costs

The Company expenses advertising costs as incurred. The amount expensed was $612 and $9,497 for the years ended December 31, 2018 and 2017, respectively.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2018 and 2017, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federally insured limits. No losses have been recognized as a result of these excess amounts.

Accounts Receivable and Allowance for Uncollectible Accounts

Accounts receivable are recorded at the amount the Company expects to collect. The Company recognizes an allowance for losses on accounts receivable deemed to be uncollectible. The allowance is based on an analysis of historical bad debt experience as well as an assessment of specific identifiable customer accounts considered at risk or uncollectible. At December 31, 2018 and 2017, the Company determined no allowance for uncollectible accounts was necessary.

At December 31, 2018, 47% of accounts receivable was due from one customer. No such concentration at December 31, 2017.

Inventory

Inventory consists of raw materials and supplies used in production of construction panels. Inventory is stated at the lower of cost or market value and is accounted for using the first-in-first-out method ("FIFO"). The Company analyzes inventory for any potential obsolescence, and records an impairment and obsolescence reserve against inventory as deemed necessary. During the years ended December 31, 2018 and 2017, the Company recorded an inventory impairment charge of $55,785 and $106,568, respectively, which is recorded to cost of goods sold on the statement of operations and changes in members' equity.

During the year ended December 31, 2018, the Company made advanced payments to a supplier as prepayment of future inventory. The prepaid amounts are recorded as prepaid expenses until the inventory is received, and which time they are reclassified to inventory. At December 31, 2018 and 2017, prepaid inventory was $542,000 and $0, respectively.

Property and Equipment

Property and equipment is recorded at cost. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes (5-7 years). Additions and improvements are capitalized while routine repairs and maintenance are charged to expense as incurred. Upon sale or disposition, the recorded asset cost and accumulated depreciation are removed from accounts and the net amount, less proceeds received from disposal, is charged or credited to other income or expense. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. No impairment was considered necessary at December 31, 2018 or 2017.

Deferred Revenue

Deferred revenue consists of cash received from customers as prepayment for material and panels yet to be delivered, and is recognized as revenue at the time the material and panels purchased are delivered to the customer.

Research and Development Costs

Research and development costs, including salaries, research material, and administrative costs are expensed as incurred.

Income Taxes

The Company is a limited liability company and treated as a partnership for federal and state income tax purposes. The Company's taxable income or loss is allocated to its members in accordance with their respective percentage of ownership. Therefore, no provision or liability for income taxes has been included in the accompanying financial statements. The Company files income tax returns in the U.S. federal jurisdiction and the State of Delaware jurisdictions, as applicable. Tax returns filed with the Internal Revenue Service ("IRS") are subject to statute of limitation of three years from the date of the return, and as such, tax returns for yours 2016 through 2018 remain open to potential examination.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update (ASU) No. 2014- 09, Revenue from Contracts with Customers. ASU 2014-09 is a comprehensive revenue recognition standard that will supersede nearly all existing revenue recognition guidance under current U.S. GAAP and replace it with a principle-based approach for determining revenue recognition. ASU 2014-09 will require that companies recognize revenue based on the value of transferred goods or services as they occur in the contract. The ASU also will require additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. ASU 2014-09 is effective for nonpublic companies for interim and annual periods beginning after December 15, 2018. Early adoption is permitted only in annual reporting periods beginning after December 15, 2017, including interim periods therein. Entities will be able to transition to the standard either retrospectively or as a cumulative-effect adjustment as of the date of adoption. The Company is in the process of evaluating the impact of ASU 2014-09 on the Company's financial statements and disclosures.

No other recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Subsequent Events

The Company has evaluated subsequent events through April 30, 2019, the date these financial statements were available to be issued.

In April 2019, the Company received a loan of $200,000 from a related party. The provisions of this loan are still in the process of being finalized.

NOTE 2 – GOING CONCERN

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment consist of the following at December 31:

	2018	2017
Machinery and equipment	$ 364,574	$ 353,569
Accumulated depreciation	(102,890)	(52,495)
Property and equipment, net	$ 261,684	$ 301,074

Depreciation expense of $50,395 and $50,395 was recorded during the years ended December 31, 2018 and 2017, respectively.

NOTE 4 – RELATED PARTY TRANSACTIONS

During the year ended December 31, 2018 and 2017, shareholders of the Company advanced funds to the Company to be used in operations. The Company received shareholder advances totaling $155,874 and $125,263 during years ended December 31, 2018 and 2017, respectively, which are non-interest bearing and payable on demand. During 2018, the Company received shareholder advances of $120,000, paid in tranches, which bear interest rates between 12% - 12.58% per annum, have no maturity date, and are payable on demand. The Company repaid $51,308 and $0 of shareholder advances during the years ended December 31, 2018 and 2017, respectively. During 2018 and 2017, interest expense of $7,356 and $0 was recognized on these shareholder advances, respectively, and is recorded in 'Payables due to related parties' on the balance sheet. At December 31, 2018 and 2017, the amounts of shareholder advances outstanding are $349,829 and $125,263, respectively.

The Company receives professional services from a company under common control. The amount of services provided and billed was $47,111 and $260,972 for the years ended December 31, 2018 and 2017, respectively.

NOTE 5 – NOTES PAYABLE

During 2018, the Company entered into two promissory notes for total proceeds of $600,000. The notes bear interest at 8% per annum and mature on December 31, 2020.

Future minimum principal payments are as follows:

2019	$ -
2020	600,000
2021	-
2022	-
2023	-
	$ 600,000

The Company recognized interest expense on outstanding notes payable of $22,888 and $0 during the years ended December 31, 2018 and 2017, respectively. At December 31, 2018 and 2017, accrued interest outstanding on notes payable totaled $22,888 and $0, respectively.

NOTE 6 –MEMBERS' EQUITY

The Company is authorized to issue up to 1,000,000 membership units, of which 100,000 are designated as Class A (nonvoting) units, 150,000 as Class B-1 units, 15,000 as Class B-2 units, and 20,000 as Class C (nonvoting) units. All member interests are entitled to allocations of profit and loss on a pro rata basis, according to ownership percentages. Class B-2 are subject to certain vesting requirements and call rights. The Board of Managers has the right to authorize and issue additional units, subject to member approval and certain anti-dilution clauses. At both December 31, 2018 and 2017, there were 10,000, 72,000, 8,000, and 20,000 of Class A, Class B-1, Class B-2, and Class C membership units, respectively, issued and outstanding.

Distributions of operating profits are allocated first to Class A members, on a pro rata basis, until those members have been repaid all of their original investment, then pro rata to the Class B members based on their ownership percentages. In a Capital Event, as defined in the operating agreement, net proceeds from the event are allocated first, on a pro rata basis, to Class A members until those members have been repaid their original investment, then 80% of the remaining proceeds are to be paid to the Class B members pro rata based on their ownership percentages, and 20% of the remaining proceeds, pro rata, to the Class C members based on their ownership percentages. In the event of a sale of the Company, a certain share of the sales proceeds is first allocated to members who developed and contributed the proprietary technology used in the Company's products, and the remainder of the proceeds are distributed in accordance with the normal Capital Event allocations.